Exhibit 12.1
FIRSTMERIT CORPORATION
Computations of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands — unaudited)

	For the twelve months
	ended December 31,
	2008	2007	2006	2005	2004

Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	59,431	91,899	80,291	66,873	43,755
Interest Factor Within Rent Expense (a)	1,936	2,129	2,246	2,128	2,042

Total Fixed Charges	61,367	94,028	82,537	69,001	45,797

Earnings:
Income Before Income Taxes	168,389	173,408	131,322	182,133	139,238
Fixed Charges — Excluding Preferred Stock Dividends	61,367	94,028	82,537	69,001	45,797

Total Earnings	229,756	267,436	213,859	251,134	185,035

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	3.74	2.84	2.59	3.64	4.04

Including Interest on Deposits:

Fixed Charges:
Interest Expense	197,637	299,448	263,468	192,451	146,590
Interest Factor Within Rent Expense (a)	1,936	2,129	2,246	2,128	2,042

Total Fixed Charges	199,573	301,577	265,714	194,579	148,632

Earnings:
Income Before Income Taxes	168,389	173,408	131,322	182,133	139,238
Fixed Charges — Excluding Preferred Stock Dividends	199,573	301,577	265,714	194,579	148,632

Total Earnings	367,962	474,985	397,036	376,712	287,870

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	1.84	1.58	1.49	1.94	1.94

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.